Developing global reach and business sustainability



HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

A member of the Anglo American plc group

Report for the nine months to 30 September 2005 and trading statement

- **HEADLINE EARNINGS FOR THE THREE MONTHS TO 30 SEPTEMBER – R426 MILLION**
- **SECOND INTERIM DIVIDEND – 430 CENTS PER SHARE**
- **CASH GENERATED FROM OPERATIONS BEFORE TAXATION FOR THE THREE MONTHS – R1.080 BILLION**

Results for the nine months to 30 September 2005

The interim financial results have been prepared in accordance with IAS 34 (Interim Financial Reporting) and are in accordance with International Financial Reporting Standards and the requirements for provisional annual financial statements in terms of the 4th Schedule to the Companies Act in South Africa. The accounting policies used to prepare the interim financial results are consistent with the 2004 annual financial statements.

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the corporation's registered office.

ABRIDGED CONSOLIDATED INCOME STATEMENTS

	Note	**Reviewed for the nine months ended 30 Sept 2005 Rm**	Unaudited for the nine months ended 30 Sept 2004 Rm	Reviewed for the three months ended 30 Sept 2005 Rm	Unaudited for the three months ended 30 Sept 2004 Rm	Audited for the year ended 31 Dec 2004 Rm
CONTINUING OPERATIONS						
Revenue	5	**5 841**	3 809	1 835	1 278	5 036
Operating profit		**2 271**	681	697	268	1 050
Profit on disposal of investments		**243**	–	–	–	–
Interest and investment income received		**89**	32	53	13	44
Interest paid		**49**	36	33	12	41
Profit before taxation		**2 554**	677	717	269	1 053
Taxation charge		**892**	199	292	85	311
Profit after taxation		**1 662**	478	425	184	742
DISCONTINUED OPERATIONS						
Profit on disposal of discontinued operations		**–**	5	–	–	5
Taxation charge		**–**	2	–	–	2
Profit after taxation		**–**	3	–	–	3
TOTAL OPERATIONS						
Revenue	5	**5 841**	3 809	1 835	1 278	5 036
Operating profit before depreciation		**2 448**	905	742	323	1 390
Depreciation and scrapping of property, plant and equipment		**177**	224	45	55	340
Operating profit		**2 271**	681	697	268	1 050
Profit on disposal of investments		**243**	–	–	–	–
Interest and investment income received		**89**	32	53	13	44
Interest paid		**49**	36	33	12	41
Profit before disposal of discontinued operations		**2 554**	677	717	269	1 053
Profit on disposal of discontinued operations		**–**	5	–	–	5
Profit before taxation		**2 554**	682	717	269	1 058
Taxation charge		**892**	201	292	85	313
Attributable profit		**1 662**	481	425	184	745
Basic earnings per share		**Cents**	Cents	Cents	Cents	Cents
Basic		**1 680.5**	490.3	428.9	187.2	758.7
Basic – Diluted		**1 675.4**	484.9	428.4	185.5	751.0
Reconciliation of headline earnings		**Rm**	Rm	Rm	Rm	Rm
Attributable profit		**1 662**	481	425	184	745
Add/(less) after tax effect of:						
Loss on disposal and scrapping property, plant and equipment		**32**	75	1	11	124
Profit on disposal of discontinued operations		**–**	(3)	–	–	(3)
Profit on disposal of available-for-sale investments		**(230)**	–	–	–	–
Headline earnings		**1 464**	553	426	195	866
Headline earnings per share		**Cents**	Cents	Cents	Cents	Cents
Headline		**1 480.3**	563.7	429.9	198.4	881.9
Headline – Diluted		**1 475.8**	557.5	429.4	196.6	873.0
Number of shares		**Million**	Million	Million	Million	Million
Ordinary shares issued as at period end date*		**99.1**	98.4	99.1	98.4	98.6
Weighted average number of ordinary shares*		**98.9**	98.1	99.1	98.3	98.2
Diluted number of ordinary shares*		**99.2**	99.2	99.2	99.2	99.2

Rounded to nearest hundred thousand

	Cents	Cents	Cents	Cents	Cents
Dividends per share – based on calendar profits					
Interim dividends proposed	**1 050**	120	–	–	–
Interim dividends paid	**1 050**	120	1 050	120	120
Final dividend proposed	**–**	–	–	–	320
Final dividends paid	**320**	20	–	–	20
Special dividends proposed	**650**	–	–	–	300
Special dividends paid	**950**	–	650	–	–
Proposed second interim dividend	**430**	–	430	–	–

ABRIDGED CONSOLIDATED BALANCE SHEETS

	Note	**Reviewed 30 Sept 2005 Rm**	Unaudited 30 Sept 2004 Rm	Audited 31 Dec 2004 Rm
ASSETS				
Non-current assets		**1 441**	1 782	1 848
Property, plant and equipment		**1 436**	1 131	1 194
Available-for-sale investments		**5**	651	654
Current assets		**2 133**	1 779	1 881
TOTAL ASSETS		**3 574**	3 561	3 729
EQUITY AND LIABILITIES				
Shareholders' equity		**1 536**	2 062	2 337
Non-current liabilities		**310**	344	312
Financial leases		**115**	178	115
Long-term liabilities		**98**	95	97
Deferred taxation		**97**	71	100
Current liabilities		**1 728**	1 155	1 080
TOTAL EQUITY AND LIABILITIES		**3 574**	3 561	3 729
Net cash and cash equivalents on hand/(net borrowings)	4	**277**	(107)	146
Net worth – cents/share		**1 550**	2 096	2 370

ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS

	Reviewed for for the nine months ended 30 Sept 2005 Rm	Unaudited for for the nine months ended 30 Sept 2004 Rm	Reviewed for for the three months ended 30 Sept 2005 Rm	Unaudited for for the three months ended 30 Sept 2004 Rm	Audited for the year ended 31 Dec 2004 Rm
Cash available from operations before taxation paid	**2 535**	772	1 080	324	1 261
Taxation paid	**(655)**	(88)	(414)	(87)	(93)
Net distributions to shareholders	**(2 298)**	(138)	(1 685)	(118)	(138)
Cash (outflow)/ inflow from operating activities	**(418)**	546	(1 019)	119	1 030
Cash inflow/(outflow) from investing activities	**549**	(230)	(223)	(105)	(461)
Proceeds on disposal of investments	**1 077**	–	–	–	–
Other investing activities	**(528)**	(230)	(223)	(105)	(461)
Net cash inflow/(outflow)	**131**	316	(1 242)	14	569
(Utilised)/financed as follows:	**(131)**	(316)	1 242	(14)	(569)
Cash inflow/(outflow) from financing activities	**200**	(235)	(66)	(3)	(399)
(Increase)/decrease in cash on hand	**(331)**	(81)	1 308	(11)	(170)

ABRIDGED STATEMENT OF CHANGES IN EQUITY

	Share capital and share premium Rm	Non-distributable reserve Rm	Fair value reserve Rm	Retained profit Rm	Total Rm
Balance at 31 December 2003 – audited	**560**	**1**	**78**	**990**	**1 629**
Proceeds from shares issued	6				6
Currency translation difference		(1)			(1)
Fair value revaluation			85		85
Attributable profit for the period				481	481
Dividend paid – Final no. 57 – 2003				(20)	(20)
Dividend paid – Interim no. 58 – 2004				(118)	(118)
Balance at 30 September 2004 – unaudited	**566**	**–**	**163**	**1 333**	**2 062**
Proceeds from shares issued	4				4
Fair value revaluation			7		7
Attributable profit for the period				264	264
Balance at 31 December 2004 – audited	**570**	**–**	**170**	**1 597**	**2 337**
Proceeds from shares issued	14				14
Currency translation difference		(12)			(12)
Fair value revaluation			(167)		(167)
Attributable profit for the period				1 662	1 662
Dividend paid – Final no. 59 – 2004				(316)	(316)
Dividend paid – Special no. 60 – 2005				(297)	(297)
Dividend paid – Interim no. 61 – 2005				(1 041)	(1 041)
Dividend paid – Special no. 62 – 2005				(644)	(644)
Balance at 30 September 2005 – reviewed	**584**	**(12)**	**3**	**961**	**1 536**

SEGMENTAL REPORTS

	Reviewed for the nine months ended 30 Sept 2005 Rm	Unaudited for the nine months ended 30 Sept 2004 Rm	Reviewed for the three months ended 30 Sept 2005 Rm	Unaudited for the three months ended 30 Sept 2004 Rm	Audited for the year ended 31 Dec 2004 Rm
Revenue					
Steelworks	**2 209**	2 059	726	801	2 748
Vanadium	**3 144**	888	1 003	191	1 123
Ferro-alloys	**488**	862	106	286	1 165
Total revenue	**5 841**	3 809	1 835	1 278	5 036
Operating profit/(loss)					
Steelworks	**383**	233	172	114	409
Vanadium	**1 874**	215	563	85	349
Ferro-alloys	**14**	233	(38)	69	292
Total operating profit	**2 271**	681	697	268	1 050

Notes to the financial statements

1. **Corporate Governance**
   The group complies, in all material aspects, with the Corporate Governance code as contained in the King II report. The code has been applied throughout the disclosed periods.
2. **Companies Act and Listings Requirements**
   Compliance with the Companies Act no. 61 of 1973, as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.
3. **Related party transactions**
   Transactions entered into, between the group and its related parties, during the reporting periods were arms length transactions between willing parties at fair value.
4. **Net cash and cash equivalents on hand/(net borrowings)**
   Net cash and cash equivalents on hand/(net borrowings) are calculated by subtracting the financial leases (long-term debt) and the short-term loans from the cash and cash equivalents.
5. **Supplementary revenue information**

		For the nine months ended 30 Sept 2005	For the nine months ended 30 Sept 2004	For the three months ended 30 Sept 2005	For the three months ended 30 Sept 2004	For the year ended 31 Dec 2004
Sales volumes of major products						
Total steel	Tons	**561 623**	645 699	184 912	234 415	821 340
Vanadium pentoxide (Vanchem)	kg V_2O_5	**3 303 143**	3 335 995	1 129 237	1 263 627	4 365 985
Ferrovanadium (Vanchem)	kg V	**1 470 831**	1 517 518	475 377	509 154	2 072 555
Weighted average selling prices achieved of major products						
Total steel	$/t	**578**	471	569	520	500
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	**38**	10	39	10	11
Ferrovanadium (Vanchem)	$/kg V	**58**	18	68	19	20
Average R/$ exchange rate		**6.30**	6.58	6.47	6.44	6.43

6. **Financial ratios**

	30 Sept 2005	30 Sept 2004	31 Dec 2004
Current ratio	**1.23**	1.54	1.74
Market capitalisation – Rm	**5 614**	2 903	4 733

7. **Subsequent events**
   There were no subsequent events.

Given that the major shareholder, Anglo American, after a strategic review has decided to seek to dispose of its 79 per cent stake in the corporation, and following the cautionary announcement published on 26 October 2005, the Board has decided to publish this second interim report.

Financial results

Significantly improved market conditions for the group's range of vanadium products contributed to substantially higher headline earnings of R426 million for the three months compared to R195 million for the same period last year. Operating profit for the three months improved to R697 million from R268 million for the corresponding period in 2004. Profit improvement initiatives generated savings of R100 million for the three months.

Profit attributable to shareholders for the three months was R425 million compared to R184 million in the corresponding period of 2004. This is after a tax charge of R292 million (2004: R85 million).

Headline earnings per share were 429.9 cents for the three months, compared to 198.4 cents in 2004.

The group's net cash on hand was R277 million compared to R146 million at 31 December 2004. The positive cash balance was achieved after a net cash outflow of R1 242 million for the three months, mainly due to distributions to shareholders amounting to R1 685 million in respect of the first half of 2005.

Revenue for the nine months to 30 September 2005 of R5 841 million exceeded the 2004 full year revenue of R5 036 million. The operating profit of R2 271 million for the first nine months of 2005 was more than twice the operating profit of R1 050 million for the full year of 2004, partly as a result of increased management focus on cost savings. Strong cash flow from operations before tax of R2 535 million for the nine months to 30 September 2005 was generated compared to R1 261 million for the full year of 2004.

In view of these results, especially the level of cash flows, the Board has decided to declare a second interim dividend of 430 cents per share.

Steel

World crude steel production continued the upward trend of the past few years, with the year on year growth to 30 September 2005 at 6.3 per cent. China continues to dominate the growth, with an escalation in output of 27.4 per cent. However, Indian crude steel production is now also showing an accelerated growth trend, with output being 14.6 per cent up for the three months to 30 September 2005.

South African domestic steel despatches have declined by 9 per cent for the nine months, compared with the same period in 2004. In keeping with this trend, Highveld's domestic despatches were also 9 per cent down on the same period in 2004, with structural sections being the worst affected product. This was particularly disappointing, given the expectations at the beginning of the year for general construction and infrastructural expenditure. The average domestic price achieved in the three months to 30 September 2005 was slightly lower than the first half of 2005.

As expected, international steel prices have levelled off, following the steep declines seen in the first half of the year. In some instances, price increases have even been noted on some of the group's steel products. For export sales an average price of US$537 per ton compared to US$510 per ton in the first half of 2005 was achieved.

The first new open slag bath furnace was commissioned in July 2005 with encouraging results. Plans to convert a second furnace to open slag bath configuration are well advanced, whilst a new ladle furnace has also been ordered for commissioning during the fourth quarter of 2006. Plans are well advanced to finalise a contract for the reduction of emissions from the steelmaking operation.

Vanadium

The vanadium price continued to play a major role in the group's performance. The ferrovanadium price maintained its downward trend for most of the three months to 30 September 2005 falling from US$84 per kilogram vanadium on 1 July 2005 to just below US$35 per kilogram vanadium at one stage. Once the European summer ended, demand improved causing prices to rise steadily to just above US$62 per kilogram vanadium during October 2005 before easing back slightly. This resulted in an average price of US$68 per kilogram vanadium being achieved in the three months to 30 September 2005 compared to US$19 in the corresponding period in 2004.

The new slimes dam and mill circuit water separation installations were commissioned during July 2005, which represents a major step forward in the improvement of the group's sustainable operating capacity.

Ferro-alloys

Ferro-alloy prices remained under severe pressure. As a consequence both Transalloys and Rand Carbide were closed for part of the winter months when electricity tariffs were high, in order to save electricity costs and provide an opportunity for furnace maintenance. At Transalloys furnaces No. 3 and 5 and at Rand Carbide furnace D were off-line for refurbishment. As a result, an operating profit of R69 million for the three months to 30 September 2004 turned into an operating loss of R38 million for the same period in 2005. Two out of three furnaces have been brought back into production at Rand Carbide and five out of seven furnaces at Transalloys.

Capital Expenditure

Capital expenditure incurred by the group during the three months amounted to R223 million (2004: R105 million) and the total commitment in respect of further capital expenditure as at 30 September 2005 was R502 million compared to R264 million at 30 September 2004 and R314 million at 31 December 2004. This expenditure will be funded from internally generated cash flows and available borrowing facilities.

Safety, Health, Environment and Quality

It is with deep regret and sadness that a fatality that occurred on 13 October 2005 has to be reported and we express our heartfelt sympathies to the family of the deceased. This was particularly disappointing in light of the excellent safety performance of the corporation. The lost time injury frequency rate for the nine months was 0.21, which equals the ambitious target set for 2005.

ISO 9001 and ISO 14001 certification audits were completed during September 2005 and the relevant divisions retained their certification. Integration of these management systems and OHSAS 18001 continued.

Corporate Governance

The Board considers that it complies in all material respects with the Code of Corporate Practices and Conduct as embodied in the King II Report. The Employment Equity Committee of the Board was changed to the Transformation Committee and its scope and terms of reference were expanded to include transformation at all levels.

Outlook and Trading Statement

Recent indications are that the weaker Rand, together with a number of announced capital projects and 2010 Soccer World Cup activities, will augur well for domestic steel consumption, particularly structural sections. It is likely that the export price levels referred to earlier, will be maintained for the foreseeable future, as relief in input cost pressures is not expected shortly.

Vanadium prices have levelled off with subdued activity in the market place. It is anticipated that prices will decline from current levels during the remainder of 2005.

It is expected that for the 12 month period ending 31 December 2005, the headline earnings per share will increase to between 1 775 cents and 2 025 cents per share and basic earnings per share will increase to between 1 975 cents and 2 225 cents per share. The difference between the headline earnings and basic earnings per share is predominantly due to the sale of the Acerinox, S.A. and Columbus Stainless (Proprietary) Limited investments.

The main reasons for the increase in earnings per share are due to improved market conditions, predominantly for vanadium products and a reduction in operating costs.

The information in this trading statement has not been reviewed or audited by the external auditors of the corporation.

For and on behalf of the Board

G G Gomwe – *Chairman*

A J de Nysschen – *Chief Executive Officer*

Witbank
14 November 2005

HIGHVELD STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration no. 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the corporation")

Notice of Second Interim Dividend

On Monday, 14 November 2005, the directors of the corporation declared a second interim dividend no. 63 of 430 cents per share (South African currency) on the ordinary shares for the three months to 30 September 2005, as follows:

Amount (South African currency)	430 cents per share
Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Thursday, 8 December 2005
Ex-dividend on the JSE Limited	Friday, 9 December 2005
Record date	Thursday, 15 December 2005
Payment date of dividend	Monday, 19 December 2005

Share certificates may not be dematerialised or rematerialised between Friday, 9 December 2005 and Thursday, 15 December 2005, both days inclusive.

By order of the Board

Ms A Diener
Company Secretary

Witbank
14 November 2005

The report for the nine months to 30 September 2005 will be posted to all registered shareholders on Wednesday, 16 November 2005. Enquiries may be directed to email address: general@hiveld.co.za.

DIRECTORS: G G Gomwe *(Chairman) (Zimbabwean)*, A J de Nysschen *(Chief Executive Officer)*, D D Barber, E Barnardo, I Botha, L Boyd, C B Brayshaw, C J Colebank, A Harris, L Matteucci, N B Mbazima *(Zambian)*, Ms D R Motsepe, Dr A J Pienaar and B J T Shongwe

ALTERNATE DIRECTOR: G F Young

COMPANY SECRETARY: Ms A Diener

Registered Office
Portion 29 of the farm Schoongezicht no. 308 JS
District Witbank
Mpumalanga
P O Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer Secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200

Sponsor
JPMorgan
J.P. Morgan Equities Limited

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